UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

UNIVERSAL AMERICAN FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK (PAR VALUE $.01 PER SHARE)	913377107
(Title of class of securities)	(CUSIP number)

RICHARD A. BARASCH

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

TEL NO. (914) 934-5200

(Name, address and telephone number of person authorized to receive notices and communications)

MAY 7, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Barasch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,794,738

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,794,738

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IN

AMENDMENT TO SCHEDULE 13D

This Amendment to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated January 7, 1999, as amended by Amendment No. 1, dated October 24, 2006, (the “Schedule 13D”), relating to common stock of Universal American Financial Corp.

ITEM 1.     SECURITY AND ISSUER

The title and class of equity security to which this Statement relates is the common stock, par value $.01 per share (the “Common Stock”), of Universal American Financial Corp., a New York corporation (the “Company”). The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

This Statement is filed by Richard A. Barasch (“Barasch”), a United States citizen, whose principal occupation is Chairman and Chief Executive Officer of the Company, and whose business address is at the Company’s offices, Six International Drive, Suite 190, Rye Brook, New York 10573. Barasch is sometimes referred to herein as the “Reporting Person.”

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable

ITEM 4.     PURPOSE OF TRANSACTION

The proposal by Capital Z Partners, Ltd. (“Capital Z”), Lee Equity Partners, LLC (“Lee”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) and Perry Capital, LLC (“Perry”) (collectively, the “Investors”) and Barasch to acquire all outstanding Shares of  the Company for $18.15 per share has been withdrawn.

On May 7, 2007, the Company entered into an Agreement and Plan of Merger and Reorganization with MHRx LLC, MemberHealth, Inc. (“MemberHealth”) and the other parties thereto (the “Merger Agreement”), relating to a proposed acquisition of MemberHealth by the Company.

In connection with the Merger Agreement, certain of the Investors and Barasch entered into a Voting Agreement with MHRx LLC and MemberHealth, pursuant to which such persons agreed, among other things, to vote their shares in the Company in favor of the Company share issuances and Company charter amendment contemplated by the Merger Agreement and the securities purchase agreements  referred to below.  A copy of this Voting Agreement is set forth in Exhibit 7.1 hereto.

The Company entered into a two securities purchase agreements with the Investors, pursuant to which the Company agreed to issue and sell to such Investors shares of Series A Preferred Stock and shares of Series B Preferred Stock.  Pursuant to these securities purchase agreements, a Stockholders Agreement (the “New Stockholders Agreement”), the form of which is substantially as set forth in Exhibit 7.2 hereto, will be entered into on the date of the Company’s merger with MemberHealth (the “Closing”).  Pursuant to the New Stockholders Agreement, among other things, from and after the Closing, (i) the Board of Directors of the Company will consist of thirteen directors, comprised as follows:  (a) two directors designated by Capital Z and Union Square Universal Partners, L.P., (b) two directors designated by WCAS, (c) one director designated by Lee, (d) one director designated by Perry, (e) the Chief Executive Officer of the Company, and (f) six additional directors who shall each satisfy the criteria for “independent director” under applicable NASDAQ rules; and (ii) the stockholders party to the New Stockholders Agreement will agree to (A) vote all their shares in favor of election to the Company’s Board of Directors of such individuals as the parties to the New Stockholders Agreement are entitled to designated from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the Company’s independent directors, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)   The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference.  The percentage set forth in row 13 is based on the number of shares of Common Stock outstanding as of April 16, 2007.  The response set forth on row 11 includes (i) 1,078,365 issued and outstanding shares of Common Stock owned by Barasch, (ii) 915,323 shares of  Common Stock that may be acquired by Barasch through the exercise of stock options, (iii) 24,376 shares of Common Stock which are held directly by Tara Acquisition LLC (a limited liability company in which Barasch is the managing member), (iv) 67,744  shares of Common Stock which are held by the Norman Barasch Trust #1 (a trust in which Barasch is the trustee and a beneficiary (along with other members of his family)), (v) 180,149 shares of Common Stock which are held by the Barasch Family Trust #1 (a trust in which Barasch is not the trustee, but is a beneficiary (along with other members of his family)) and (vi) 504,261 shares of common stock which are held directly by, or in trust for, members of Mr. Barasch’s immediate family as to which Mr. Barasch disclaims beneficial ownership.  Pursuant to Rule 13d-3 under the Exchange Act, Barasch (as a result of the shares of Common Stock held by, or in trust for, members of his immediate family as described in subclause (vi) of the preceding sentence) may be deemed to be a beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of all shares of Common Stock that are owned by his immediate family, and the cover page to this Statement reflects such beneficial ownership on that basis for purposes of this Statement.  Barasch disclaims any beneficial ownership of such shares, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

(b)   The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

(c)-(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

The responses to Items 2, 3, 4 and 5 are incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

7.1	Voting Agreement
7.2	New Stockholders Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 14, 2007

RICHARD A. BARASCH

/s/ Richard A. Barasch
Name: Richard A. Barasch